Shareholder Meeting Results

The Fund held its annual meeting of shareholders on July 25, 2008. Shareholders voted to re-elect Robert E. Connor and John C. Maney, and to elect Diana L. Taylor as Trustees as indicated below.

								  Withheld
					     Affirmative 	  Authority
Re-election of Robert E. Connor 	      8,029,620 	   122,256
Re-election of John C. Maney 		      8,037,732		   114,144
Election of Diana L. Taylor 		      8,037,163  	   144,713

Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV, and R. Peter Sullivan III continue to serve as Trustees of the Fund. Mr. Dalessandro served as a Class II Trustee of the Fund until his death on September 14, 2008.